Exhibit (a)(5)(I)






For immediate release:                                         Media Contact:
April 15, 2008                                                 Shreya Jani
                                                               (212) 733-4889

                                                               Investor Contact:
                                                               Jennifer Davis
                                                               (212) 733-0717


                   PFIZER COMPLETES TENDER OFFER FOR SHARES OF
                          ENCYSIVE PHARMACEUTICALS INC.

NEW YORK, April 15 -- Pfizer Inc (NYSE:PFE) today announced that the subsequent offering period of the tender offer by its wholly-owned subsidiary, Explorer Acquisition Corp., to purchase all of the outstanding shares of common stock of Encysive Pharmaceuticals Inc. (NASDAQ: ENCY) at a purchase price of $2.35 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, expired as of 5:00 p.m., New York City time, on April 14, 2008. According to the final report of the depositary for the tender offer, as of the expiration of the subsequent offering period, 69,076,466 shares, representing approximately 85.33% of the outstanding shares of Encysive common stock, were validly tendered and purchased pursuant to the offer.

Explorer Acquisition Corp. will acquire all of the remaining outstanding shares of Encysive common stock by means of a merger under Delaware law. Since Explorer Acquisition Corp. owns less than 90% of the outstanding Encysive common stock, the "short-form" merger provisions of Delaware law will not be available for the merger. Instead, the merger will be consummated following the mailing to stockholders of an information statement setting forth certain information relating to the merger and related matters. As a result of the purchase of shares in the tender offer, Explorer Acquisition Corp. has sufficient voting power to approve the merger without the affirmative vote of any other Encysive stockholder. As a result of this merger, Encysive will become a wholly-owned subsidiary of Pfizer Inc., and each share of Encysive's outstanding common stock will be cancelled and (except for shares held by Encysive, Pfizer or by their wholly-owned subsidiaries or by holders who properly exercise their appraisal rights under Delaware law) converted into the right to receive $2.35 per share in cash, without interest and less any required withholding taxes. Thereafter, Encysive's common stock will cease to be traded on the NASDAQ Global Market. Information regarding the merger will be mailed to Encysive stockholders who did not tender their shares in the offer and following the consummation of the merger instructions will be mailed to stockholders outlining the steps to be taken to obtain the merger consideration.

                                    # # # # #



DISCLOSURE NOTICE: The information contained in this press release is as of April 15, 2008. Except as required by law, Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. Some statements in this release may constitute forward-looking statements. Pfizer cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including the risk that the merger may not be consummated for various reasons, including the failure to satisfy the conditions precedent to the completion of the merger. A further list and description of risks and uncertainties can be found in Pfizer's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and in its subsequently filed reports on Form 8-K.